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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. [X]             Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]                    No [X]

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

            CEZ HAS ACQUIRED ANOTHER 39.04% IN SEVEROCESKA ENERGETIKA

The contractual documentation enabling CEZ to acquire a 39.04% share in Severoceska energetika from Segfield Investments Limited by virtue of an option agreement concluded last September has been completed today.

The transaction is to be settled immediately in the upcoming days. The electricity producer, CEZ, currently holds a 57.1% majority share in Severoceska energetika. By acquiring another 39.04%, its share will increase to 96.14%.

This will create the conditions required to exercise the right to buy out participating securities in Severoceska energetika by CEZ, which exercise will follow.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.
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                                              (Registrant)


Date: April 11, 2006                          By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration

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